SECURIT 11016967 SION

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SEC FILE NUMBER
8 - 065485

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Tri-Artisan Partners LLC**

DBA: Morgan Joseph Triartisan Capital LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

110 East 59th Street, 37th Floor
(No. and Street)

New York	New York	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David J. Boemo (212) 610-1500
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rothstein, Kass & Company, P.C.
(Name -- *if individual, state last, first, middle name*)

4 Becker Farm Road	Roseland	New Jersey	07068
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) ***Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.***

OATH OR AFFIRMATION

I, David J. Boemo, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Tri-Artisan Partners LLC, as of December 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ANGELA M. MOLINAS
Notary Public, State of New York
No. 01MO6076727
Qualified in Westchester County
Commission Expires July 01, 20 14

Angela M. Molinas
Notary Public State of New York

Signature

FINOP
Title

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independent auditor's report on internal accounting control.
- [ ] (p) Schedule of segregation requirements and funds in segregation--customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TRI-ARTISAN PARTNERS LLC

STATEMENT OF FINANCIAL CONDITION
AND
INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2010

TRI-ARTISAN PARTNERS LLC

CONTENTS

Certified
Public
Accountants

Rothstein, Kass & Company, P.C.
4 Becker Farm Road
Roseland, NJ 07068
tel 973.994.6666
fax 973.994.0337
www.rkco.com

Beverly Hills
Dallas
Denver
Grand Cayman
Irvine
New York
Roseland
San Francisco
Walnut Creek

Rothstein Kass

INDEPENDENT AUDITORS' REPORT

To the Member of
Tri-Artisan Partners LLC

We have audited the accompanying statement of financial condition of Tri-Artisan Partners LLC (the "Company") as of December 31, 2010. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Tri-Artisan Partners LLC as of December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

Rothstein, Kass & Company, P.C.

Roseland, New Jersey
February 21, 2011

TRI-ARTISAN PARTNERS LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2010

ASSETS		
Cash and cash equivalents	$	229,078
Due from clearing broker, including clearing deposit of $100,000		113,522
Accounts receivable		50,000
Due from Parent		28,405
Deferred tax asset		86,120
	$	507,125
LIABILITIES AND MEMBER'S EQUITY		
Liabilities		
Accounts payable and accrued expenses	$	69,872
Due to affiliate		65,386
Total liabilities		135,258
Member's equity		371,867
	$	507,125

See accompanying notes to financial statement.

1. Nature of business

Tri-Artisan Partners LLC (the "Company") is a limited liability company organized under the laws of the state of Delaware on March 21, 2002. The Company provides investment banking services to its customers. Tri-Artisan Capital Partners, LLC (the "Parent") is the sole member of the Company.

The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA").

2. Summary of significant accounting policies

Basis of Presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

These financial statements were approved by management and available for issuance on February 21, 2011. Subsequent events have been evaluated through this date.

Cash Equivalents

The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

Investment Banking Revenues

The Company performs advisory services in connection with mergers and acquisitions, private financings and capital raising activities. A retainer fee is generally charged upon the client signing an engagement contract and revenue is recognized ratably over the service term of the contract. Success fees related to advisory services are recorded in accordance with the terms of the investment banking agreements.

Income Taxes

The Company is a single member limited liability company, and treated as a partnership for income tax reporting purposes. The Internal Revenue Code ("IRC") provides that any income or loss is passed through to the member for federal and state income tax purposes. Accordingly, the Company has not provided for federal or state income taxes.

The Company's sole member is subject to the New York City Unincorporated Business Tax ("UBT"). As the liability associated with the UBT is principally the result of the operations of the Company, the UBT, which is calculated using currently enacted tax laws and rates, is reflected on the books of the Company, in accordance with the provisions of the Income Taxes Topic of the FASB Accounting Standards Codification (ASC). This Topic requires the consolidated current and deferred tax expense (benefit) for a group that files a consolidated tax return to be allocated among the members of the group when those members issue separate financial statements.

2. Summary of significant accounting policies (continued)

Income Taxes (continued)

The Company follows an asset and liability approach to financial accounting and reporting for UBT. Deferred income tax asset and liabilities are computed for difference between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on the enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce the deferred income tax assets to the amount expected to be realized.

At December 31, 2010, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will always be subject to ongoing reevaluation as facts and circumstances may require. The Company remains subject to U.S. federal and state income tax audits for all periods subsequent to 2007.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires the Company's management to make estimates and assumptions that affect the amounts disclosed in the financial statements. Actual results could differ from those estimates.

3. Liquidity

Based on the Company's current revenue forecast there are no additional capital contributions contemplated, other than as detailed in Note 9. However, if the current revenue forecast is not realized, the Parent stands committed to make additional capital contributions to the Company.

4. Income tax benefit

At December 31, 2010, the Company had a New York City Unincorporated Business Tax net operating loss carryover ("NOL") of approximately $835,000, which expires in 2029. The Company's NOL results in a deferred tax asset of approximately $86,000. At the present time, the Company believes it is more likely than not that the deferred tax asset will be realized. Accordingly, no valuation allowance has been recorded.

5. Net capital requirement

The Company, as a member of FINRA, is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2010, the Company's net capital was approximately $194,000, which was approximately $94,000 in excess of its minimum requirement of $100,000.

6. Concentrations of credit risk

The Company maintains its cash and cash equivalent balances in various financial institutions. These balances are insured by the Federal Deposit Insurance Corporation up to $250,000 per institution. In the normal course of business, the Company's cash balances, at times, may exceed federally insured limits. The Company is subject to credit risk to the extent that the financial institutions with which it conducts business are unable to fulfill their contractual obligations. Management monitors the financial condition of such financial institutions and does not anticipate any losses from these counterparties.

Pursuant to a clearing agreement, the Company is required to maintain a collateral deposit aggregating $100,000 against losses due to nonperformance by the Company and any amounts due to clearing broker. The Company is subject to credit risk if the clearing broker is unable to repay balances due.

During the year ended December 31, 2010, approximately 95% of the Company's revenues were from five customers. There was $25,000 due from one of these customers as of December 31, 2010.

7. Exemption from Rule 15c3-3

The Company is exempt from the Securities and Exchange Commission Rule 15c3-3 and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers".

8. Related party transactions

During 2010, the Company shared office space, equipment and certain administrative expenses with both the Parent and Tri-Artisan Management, LLC (the "Affiliate") under an Amended and Restated Expense Sharing Agreement (the "Agreement"), under which costs are allocated to the Company in accordance with the Agreement, and reimbursed on a monthly basis. For the year ended December 31, 2010, the Company was allocated approximately $1,147,000 for shared costs under the Agreement, which is reported as part of 'operating expenses', 'occupancy' and 'professional fees' in the statement of operations.

In addition, the Parent pays compensation and related costs for the employees of the Company, which are allocated to the Company in accordance with the Agreement, and reimbursed on a monthly basis. For the year ended December 31, 2010, the Company was allocated approximately $1,278,000 for its share of compensation and related expense.

As of December 31, 2010, the Company owes approximately $65,000 to the Affiliate for services provided under the Agreement and is owed approximately $28,000 by the Parent for overpayment of services provided under the Agreement. The liability to the Affiliate was paid during January 2011, and the overpayment to the Parent was applied against January 2011 expense allocations.

8. Related party transactions (continued)

The Company's share of aggregate future lease payments for office space allocated under the Agreement with an affiliate for the five years subsequent to December 31, 2010 are approximately as follows:

Year Ending December 31,		
2011	$	774,000
2012		774,000
2013		774,000
2014		783,000
2015		793,000
	$	3,898,000

Rent expense allocated under the Agreement was approximately $536,000 for the year ended December 31, 2010.

9. Subsequent event

On December 28, 2010, Tri-Artisan merged with Morgan Joseph, a New York based investment bank. The Parent survived the merger and remains the sole member of the Company; however, the Parent is now wholly owned by Morgan Joseph TriArtisan Group, Inc., a newly created holding company in the merger. On February 1, 2011, the Company's name was changed to Morgan Joseph TriArtisan Capital LLC.

During January 2011, the Parent made capital contributions to the Company totaling $250,000, and on February 15, 2011, the Parent made an additional capital contribution of $250,000.